Corus Group plc

4 April 2005


DIRECTORS INCREASE INVESTMENT IN CORUS

Annual Performance Bonus Plan

In accordance with the terms of the Annual Performance Bonus Plan, shares have been subscribed for by the Corus Group Employee Share Trust on 31 March 2004 for the following directors:

--------------------- ----------------------------- ----------------------------
Mr Philippe Varin               361,977             shares at  58p per share
--------------------- ----------------------------- ----------------------------
Mr David Lloyd                  182,651             shares at  58p per share
--------------------- ----------------------------- ----------------------------
Mr Rauke Henstra                128,461             shares at  58p per share
--------------------- ----------------------------- ----------------------------

These shares are (deferred bonus shares) held by the Trust for a period of three years after which they automatically vest unless they have lapsed or been forfeited other than in the case of retirement, redundancy, injury or as determined by the Board Remuneration Committee.

Following this notification, the directors holdings of deferred bonus shares are:

---------------------   ------------------------------------------------
Mr Philippe Varin                         539,352
---------------------   ------------------------------------------------
Mr David Lloyd                            269,940
---------------------   ------------------------------------------------
Mr Rauke Henstra                          226,292
---------------------   ------------------------------------------------

Leveraged Equity Acquisition Plan

A conditional award of shares has been made in connection with the leveraged equity acquisition plan.These awards are subject to the performance criteria contained in the scheme.

---------------------- ------------------------------ --------------------------
Mr Philippe Varin                 200,346             shares at 58p per share
---------------------- ------------------------------ --------------------------
Mr David Lloyd                     86,206             shares at 58p per share
---------------------- ------------------------------ --------------------------
Mr Rauke Henstra                  103,448             shares at 58p per share
---------------------- ------------------------------ --------------------------



Following this notification, the directors holdings of conditional shares are:

----------------------------------- -----------------------------------------
Mr Philippe Varin                                   636,134
----------------------------------- -----------------------------------------
Mr David Lloyd                                      317,687
----------------------------------- -----------------------------------------
Mr Rauke Henstra                                    268,818
----------------------------------- -----------------------------------------

END